UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2026

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Final Cash Dividend; Planned Deregistration, Liquidation and Dissolution

On July 13, 2026, the board of directors of Plastec Technologies, Ltd. (the “Company”) approved the declaration of a final cash dividend to shareholders of US$0.39 per ordinary share. The dividend will be payable on or about August 3, 2026 to shareholders of record as of the close of business on July 27, 2026.

Following payment of the final cash dividend, the Company intends to file a Form 15 with the Securities and Exchange Commission to terminate the registration of its ordinary shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-4(a)(1) thereunder. Upon filing the Form 15, the Company’s obligation to file reports under Section 13(a) of the Exchange Act will be immediately suspended, and the termination of registration is expected to become effective 90 days after the filing.

Following the filing of the Form 15, the Company intends to proceed with the liquidation and dissolution of the Company in accordance with applicable law, subject to the satisfaction of its liabilities, the establishment of appropriate reserves and such other matters as the board of directors may determine to be necessary or advisable in accordance with Cayman Islands law.

The foregoing information shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Note Regarding Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K include “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements.

The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 13, 2026

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer